FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 10, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

Press release entitled, “AU Optronics Corp. Reports December 2011 Consolidated Revenue” dated January 10, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 10, 2012	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

News Release

AU Optronics Corp. Reports December 2011 Consolidated Revenue

Issued by: AU Optronics Corp.

Issued on: January 10, 2012

Hsinchu, Taiwan, January 10, 2012 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated December 2011 revenue of NT$27,716 million, down by 9.4% month-over-month and down by 9.4% year-over-year. AUO’s consolidated revenues in the fourth quarter of 2011 was down by 9.5% quarter-over-quarter to NT$89,505 million and decreased by 12.8% year-over-year.

For the year ended December 31, 2011, unaudited consolidated revenue totaled NT$379,712 million, resulting in an 18.7% year-over-year decrease.

For December 2011, large-sized panel (a) shipments, with applications on desktop monitor, notebook PC, LCD TV and other applications, were over 8.6 million units, a decrease of 5.9% from the previous month. As for small-and-medium-sized panels, the shipments were around 15.42 million units, up by 6% month-over-month.

Preliminary shipments of large-sized panels for the fourth quarter of 2011 exceeded 26.78 million units, down 9.8% from last quarter, a Y-o-Y decrease of 4.4%. Shipments for small- and medium-sized panels reached around 46.46 million units, down by 10.7% from the third quarter, and a Y-o-Y decrease of 12.1%.

In terms of the 2011 full-year unit shipments, large-sized panels reached 114.5 million units, up 1% from 2010. Meanwhile, small and medium-sized panels totaled around 187.46 million units, down by 15% from last year.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report :(Unit: NT$ million)

	September 30,	September 30,
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
Dec. 2011	27,716	26,234
Nov. 2011	30,579	28,753
M-o-M Growth	(9.4%)	(8.8%)
Dec. 2010	30,604	28,156
Y-o-Y Growth	(9.4%)	(6.8%)
Jan to Dec. 2011	379,712	359,528
Jan to Dec. 2010	467,158	442,996
Y-o-Y Growth	(18.7%)	(18.8%)

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.

(3)

Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp. and its affiliates, , BriView Electronics Corp. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Darshin Microelectronics Inc., and AUO Crystal Corp. and its affiliates.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 71 inches. AUO generated NT$379.7 billion in sales revenue in 2011 (US$ 12.54 billion) with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008. The Display and Solar businesses were established respectively as the Company’s two core businesses in October, 2010. For more information, please visit AUO.com.

*	2011 year end revenue converted at an exchange rate of NTD30.27:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled “Risk Factors” in our Form 20-F filed with the United States Securities and Exchange Commission on May 3rd, 2011.

For more information, please contact:
Freda Lee Corporate Communications Division AU Optronics Corp. Tel: +886-3-5008800 ext 3206 Fax: +886-3-5772730 Email: freda.lee@auo.com	Yawen Hsiao Corporate Communications Division AU Optronics Corp. +886-3-5008800 ext 3211 +886-3-5772730 yawen.hsiao@auo.com

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